Exhibit 3.6

STATE OF DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE OF FORMATION

1.	The name of the limited liability company is Speedway Motorsports, LLC.

2.

The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington (New Castle County), Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

3.	This Certificate of Formation shall be effective as of 12:01 a.m. on September 18, 2019.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 17th day of September, 2019.

By: /s/ William R. Brooks William R. Brooks, Authorized Person